MIM

File No. 82-173

02049462

19 August 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:

Information Required

M.I.M. Holdings Limited's Statement of Results for the year ending 30 June 2002 and Appendix 4B.

By Whom Required

Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

Marian Gibney
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone* (07) 3833 8000** *Facsimile (07) 3832 2426 Website www.mim.com.au*

MIM

Information Release

19 August 2002

STATEMENT ACCOMPANYING THE PRELIMINARY FINANCIAL RESULTS - YEAR ENDING 30 JUNE 2002

RESULTS IN BRIEF ($M) *	2001/02	2000/01
Sales Revenue		
Consolidated	4011.3	3797.0
MIM's share	3509.6	3375.5
Earnings before interest, tax, exchange and significant items ①		
Consolidated	441.3	418.4
MIM's share	308.5	295.5
Operating profit after tax before significant items ①		
Consolidated	190.4	131.6
MIM's share	122.4	104.8
Net profit/(loss) after outside equity interests ①	88.9	104.6
Earnings per share (cents)	4.9	6.0
Dividend per share (cents)	3.25	3.25
Return on Shareholders' Equity (%)	3.6	4.6
Gearing (%) [debt/(debt+tangible net worth) after outside equity interest]	33.5	44.3
Interest cover (MIM's share) [EBITDA/net interest]	5.6	5.2

The financial information contained in this report for the year ending 30 June 2002 is unaudited and does not constitute the statutory accounts for M.I.M. Holdings Limited for that period.

① *Significant items included in the net profit result for 2001/02 were a net benefit of $164.7m (MIM's share $82.3m), largely tax impacts of* the Argentine Peso devaluation, and a $115.8m write down of the European zinc smelters. The prior year net profit result included asset write downs of $89.7m and an R&D tax benefit of $89.5m at an effective 30% tax rate.

* At balance date MIM owned 50% of Minera Alumbrera Limited and 51% of Ernest Henry Mining Pty Ltd. These incorporated joint ventures are consolidated in MIM's audited financial statements, which show 100% of the revenue, costs, assets and liabilities of these operations. To assist comparison with other industry participants (unincorporated structures are commonplace in the Australian mining industry and the form of other MIM joint ventures), certain information is presented here as MIM's share of such revenue, cost, assets and liabilities as if MIM's Alumbrera and Ernest Henry interests were proportionately consolidated. This information is referred to as "MIM's share". On 27 June 2002 MIM announced its intention to exercise the option it holds over the outside equity interest in Ernest Henry. This option was exercised and Ernest Henry has been proportionately consolidated at 51% prior to 27 June 2002 for the purpose of reporting MIM's share.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

Main points

The increased operating profit before significant items highlights the year's improved operating performances and the benefit of commodity diversity during a period of extremely weak copper and zinc prices.

- Net profit of $88.9m ($104.6m 2000/01), which included
  - net $82.3m gain related to devaluation of the Argentine Peso;
  - $115.8m write down of the European zinc smelters;
- Increased operating profit after tax before significant items of $122.4m (MIM's share) ($104.8m 2000/01)
- Free cashflow increased to $139.4m ($39.1m 2000/01)
- Balance sheet strengthened. Reduced debt and gearing (33.5% at 30 June 2002)
- Copper EBIT of $302.2m ($317.0m 2000/01) achieved through strong operating performances and higher sales despite 15% copper price fall
- Coal EBIT increased to $421.1m ($249.6m 2000/01) driven by higher prices and stronger production and sales
- Core lead-zinc operations at EBIT $25.6m ($65.6m 2000/01) remained profitable notwithstanding zinc price reaching 15 year low
  - Despite improved operating performances and increased sales, the non-core European zinc smelters recorded an EBIT loss of $73.1m ($44.4m loss 2000/01)
- In line with planned higher contract deliveries the Company continued to reduce total currency hedging - mark to market exposure halved to $615m at 30 June 2002 ($1 437m at 30 June 2001). A$/US$ currency hedging reduced EBIT by $272.1m ($179.7m 2000/01)

Profit for the June 2002 half:

- Increased profit before significant items of $101.4m (MIM's share) compared with $73.6m for the previous June half and $21.0m for the December 2001

Financial Summary

Further improvements in operating performance and increased sales from production of all core products resulted in higher operating profit before significant items and free cashflow even after increased A$/US$ currency hedging deliveries. MIM's share of EBIT before significant items increased to $308.5m ($295.5m 2000/01) despite very low copper and zinc prices. The increase illustrates the ongoing improvements that have been achieved across the Group, the strength of the coal and copper businesses, and the benefit of the Company's product diversity.

MIM's share of **cashflow** from operating activities increased to $447.2m ($416.7m 2000/01). Free cashflow increased to $139.4m ($39.1m for 2000/01) as capital expenditure declined.

MIM's share of **capital expenditure** decreased to $317.7m ($382.0m 2000/01) largely due to lower sustaining and major project expenditure at Mount Isa. Sustaining capital expenditure accounted for $161.6m. Major project capital of $104.5m included George Fisher, Alumbrera expansion, the Sarsfield gold mine and Ravenswood processing plant expansion, and the new South East extension to the Oaky No 1 underground coal mine. Exploration expenditure totalled $51.6m ($28.4m 2000/01) including a major programme of coal exploration and successful reserve extension, and costs associated with the Rolleston feasibility study.

MIM's share of **total debt** at 30 June 2002 was A$1 351m compared with A$1 866m at 30 June 2001 and A$1 807m at 31 December 2001. The substantial decrease from 30 June 2001 was due to repayment of $388.1m, which included the application against debt of all funds raised from the successful February 2002 equity raising, and a 6 US cent appreciation of the A$ against the US$ in which most MIM debt is denominated. **Gearing** for covenant purposes (debt/debt+tangible net worth excluding other participants' interests in Alumbrera) decreased to 33.5% at 30 June 2002, within the Company's targeted 30% to 35% range (gearing at 30 June 2001 was 44.3% and at 31 December 2001 was 43.5%).

The Company expects to complete commitments in the next week for a syndicated bank facility to refinance US$200m of existing bank debt.

Net profit of $88.9m was after **significant items** comprising the write down of European zinc smelters and a net gain from devaluation of the Argentine Peso.

- Recognising the current loss position of the European zinc smelters, the uncertain near term outlook for zinc prices and strong European currencies, the Company has written down the value of fixed assets at Avonmouth (UK) and Duisburg (Germany) to zero. The write down was $42.4m at Avonmouth and $73.4m at Duisburg.
- A net gain of $82.3m (MIM's share) related to the devaluation of the Argentine Peso as detailed in an announcement on 19 June 2002 which included estimates of future negative impacts to retained earnings (refer Appendix 4B).

Sales, Prices and Exchange Rate

Strong production performances led to increased sales. MIM's share of **sales volumes** of MIM's products was higher than for the previous year for all MIM's core products.

The average A$ exchange rate against the US$ for the year was marginally weaker than for the previous year.

US$ **commodity prices** reached 15 year lows for zinc and copper; the average prices received were 19% and 15% lower respectively compared with the previous year. Average prices were higher for coking coal (up 19%), thermal coal (up 12%), lead (up 8%), and gold (up 5%).

MIM's share of **sales revenue** (after currency hedging) increased to $3 509.6m ($3 375.5m 2000/01).

MIM continued to reduce its total level of A$/US$ **currency hedging** by progressively delivering into its hedging contracts and not reinstating the cover. As scheduled, US$742m was delivered against hedge contracts during the year at an average rate of US$0.62 (US$623m at US$0.63 for 2000/01). The face value of hedge contracts was reduced during the year by 25% to US$2 207m. Based on the *Company's designated delivery profile, this is expected to reduce further to around US$1 520m by* 30 June 2003. The year's deliveries along with a weaker US$ led to a significantly reduced mark to market exposure at 30 June 2002 of $615m ($1 437m at 30 June 2001, $1 215m at 31 December 2001).

Dividends

Directors have declared a final dividend of 2 cents per share, unfranked, totalling $40.0m, payable on 7 October 2002 to shareholders registered on 20 September 2002.

Total dividend paid for the year will be $65.0m, compared with $56.5m for the 2000/01 year.

Copper

Earnings* ($ m) before interest, tax and exchange Includes by–products	2001/02	2000/01
Mount Isa	**168.8**	192.5
Ernest Henry (51%)	**14.6**	37.0
Alumbrera (50%)	**118.8**	87.5
TOTAL	**302.2**	317.0

* Excludes the impact of currency hedging. Commodity hedging is not included in the results for Mount Isa and Ernest Henry. Commodity hedging gain of $13.5m is included in the 2001/02 result for Alumbrera ($18.0m gain 2000/01).

Production and cost performances, particularly at Alumbrera, almost compensated for the lower US$ copper price (down 15% compared with the previous year). Sales volumes of copper rose 8% and by-product gold 39%, while the average US$ unit costs after by-product credits reduced 19%.

At the operations:

At Mount Isa increased mine production and reductions in inventory led to increased sales of Mount Isa mined copper, 11% higher than for the previous year. Total A$ unit costs of production were reduced by 6%.

At Ernest Henry a consistent high level of production was maintained. Sale of copper in concentrate to Mount Isa was at a similar level to the previous year while gold in concentrate sales increased.

Alumbrera's earnings increased as improved production performances and sales more than offset the weaker copper price. Significantly improved operating performances and higher production grades at Alumbrera lifted concentrate and doré production and led to higher sales of contained copper (up 20%) and gold (up 33%). Higher by-product gold credits and lower US$ equivalent operating costs reduced unit costs of production particularly for the June half.

Coal

Earnings* ($ m) before interest, tax and exchange	2001/02	2000/01
Oaky Creek (75%)	**220.3**	140.4
Newlands, Collinsville, Abbot Point (75%)	**200.8**	109.2
TOTAL	**421.1**	249.6

* Excludes the impact of currency hedging.

EBIT was substantially ahead of that for the previous year as further growth in output and increased sales (up 13% and 12% at NCA and Oaky Creek respectively) combined with higher A$ prices for both coking coal (up 22%) and thermal coal (up 17%).

At the operations MIM concentrated on margin generation from the increased production and sales:

At Oaky Creek, where EBIT increased 57%, this involved increasing production (up 12% overall) from the Oaky North mine and the higher cost open cut operations to compensate for lower output from the No.1 mine. The reduction in output from the No 1 mine also contributed to increased costs and was associated with the difficult mining conditions encountered towards the end of mining in the No 1 reserve area and during the transition phase of relocating longwall operations to the new South East extension area.

At NCA, an 84% increase in EBIT resulted from record production (up 25% overall) and sales combined with further improvement in costs compared with the previous year.

Lead-Zinc

Although operational improvements and higher sales were achieved for all of MIM's lead-zinc operations the EBIT declined reflecting the very weak zinc market. The average US$ zinc price received was 19% lower than for the previous year. Sales increased by 7% for zinc and 17% for silver while sales of lead were lower due to lower demand.

Core operations

Earnings ($ m) before interest, tax and exchange	2001/02	2000/01
Mount Isa ①	**4.8**	45.9
McArthur River (75%) ①②	**(0.9)**	15.9
Northfleet/Wakefield	**21.7**	3.8 ③
TOTAL	**25.6**	65.6 ③

① - Excludes the impact of currency hedging.

Currency hedging gain of $0.1m is included in the Northfleet/Wakefield EBIT result for 2001/02 ($1.0m loss 2000/01).

② - MIM share increased from 70% to 75% from 1 July 2001. Prior period shows MIM's 70% share.

③ - Excludes write down at Wakefield.

At Mount Isa, improved metallurgical performances led to higher zinc in concentrate production and sales (up 10%) compared with the previous year. Total A$ unit costs of zinc production, after by-product credits, reduced by 19% compared with the previous year due to the combination of further operational improvements and lower treatment and refining charges. Lead bullion production and sales to the Northfleet refinery increased significantly ahead of the previous year which had been interrupted by lead smelter refurbishment.

At McArthur River strong production performances resulted in a 9% increase in zinc in concentrate sales compared with the previous year. Total A$ unit costs of zinc production after by-product credits reduced by 16% compared with the previous year largely due to lower treatment and refining charges.

At Northfleet, total sales of refined lead were reduced due to weaker demand. Increased sales of silver (up 32%) reflected the increased proportion of lead-silver bullion processed.

Non-core operations

Earnings ($ m) before interest, tax and exchange	2001/02	2000/01
Avonmouth	**(45.2)** ①	(38.5) ①
Duisburg	**(27.9)** ①	(5.9)
TOTAL	**(73.1)** ①	(44.4) ①

① - Excludes write downs.

Currency hedging losses totalling $6.0m are included in the operations EBIT result for 2001/02 ($23.5m loss 2000/01).

At the Avonmouth and Duisburg zinc smelters, the weaker results largely reflect the impact of very weak zinc prices and stronger operating currencies against the US$, and the reduction in revenues from price related treatment and refining charges. At Avonmouth, production performances improved compared with the previous year as refurbishment work was completed and sales of refined zinc, excluding purchased zinc metal to meet customer demand, increased 22%. At Duisburg, production was similar to that for the previous year while sales of zinc increased by 8%.

During the year, a review of these European smelters was undertaken in order to quantify and effectively manage their possible future impact on the Group. That review has estimated closure costs (±25% accuracy) which are lower than initially anticipated at around £27m at Avonmouth and around €65m at Duisburg. In both cases they would be incurred over a three year period with around half sustained in the first year. As previously stated, options for sale of the businesses are being investigated, although this remains difficult in the current price environment. Alternative courses including re-configuration and enhanced secondary processing are being investigated.

Gold

Earnings* ($ m) before interest, tax and exchange	2001/02	2000/01
Ravenswood #		
Sarsfield	**(6.2)**	-
Nolan's (50.1%)	-	7.7

* Includes A$ gold hedging.

MIM's Ravenswood operation includes the Sarsfield project (MIM 100%) which commenced gold production during June 2001, and the Nolan's mining joint venture (MIM 50.1%) which concluded at the end of May 2001.

The EBIT loss reflects the early stages of production at Sarsfield and slower than expected commissioning of the ore beneficiation plant and mill expansion. Commissioning will be completed during the September quarter. The beneficiation plant will increase the gold grade of ore to the expanded mill and together with the increased throughput rate will significantly improve the financial performance of this project.

Looking Ahead

In the very difficult market environment in which the company had to operate, the financial result for the year should confirm confidence in the quality of the Company's core assets and its management. The result was achieved despite a $272m negative impact from A$/US$ currency hedging and a $174m reduction in revenue from lower commodity prices compared with the previous year. The overall good production performance included outstanding contributions from some operations. The Company remains focussed on the need to improve its return to shareholders. The consistent and reliable production capability, diverse commodity streams and strengthened balance sheet provide the capacity to pursue improved financial return.

While the Company's strategy of core product diversity is providing a valuable under-pinning of earnings during the current period of trough cycle metal prices, MIM remains highly leveraged to metal prices, particularly for copper, zinc and lead, and the A$/US$ exchange rate. The timing and rate of global recovery and resultant increased metals demand and improved prices is uncertain making it difficult to forecast financial performance. Although improving metal prices are anticipated through the 2003 calendar year, current prices for copper, zinc and lead are below the averages received for the 2001/02 year. Coking coal prices received are expected to increase during the 2002/03 year, however, term contract and current spot prices for thermal coal are below the average received for the 2001/02 year.

In focusing on matters that can be controlled, the Company will continue to drive improvements in productivity and cost performances while pursuing growth opportunities which enhance shareholder value.

For the 2002/03 year:

Currently, growth in coal is expected to increase output by up to 2 million tonnes subject to market demand. This would be divided evenly between Oaky Creek and NCA, and if produced would lift total coal sales to more than 23 million tonnes (100% basis).

Copper metal production from Mount Isa is scheduled to further increase to approximately 245 000 tonnes, with overall mine production at Mount Isa and Ernest Henry increasing. Total copper sales at Mount Isa, including metal in concentrate, are expected to be marginally lower than for the 2002 year when sales exceeded production due to stock run downs. The current level of copper output at Alumbrera is scheduled to continue this year, although by-product gold is expected to be 15% lower due to scheduled lower grades. The outstanding performance at Alumbrera has allowed acceleration of project loan repayments and means that first cash to MIM from the project is expected in calendar 2003.

Lead and zinc production will be maintained at current levels as further unit cost reductions are pursued.

Gold mining at Ravenswood is expected to return to profit as the Sarsfield mine and expanded processing facilities are commissioned and gold production is more than doubled from last year.

Capital expenditure for 2002, $318m, was at its lowest level since 1994. Expenditure for 2003 is expected to be around $400m, the increase largely for low capital coal growth projects including purchase of a larger capacity dragline and development work for the Northern Underground mine at Newlands, and development of the Rolleston sample pit.

The Company is implementing several major initiatives to achieve growth and improved shareholder returns in its three core product groups.

- To grow the coal business output to around 38 million tonnes (100% basis) over 5 years - output from existing operations is being increased and development of two new thermal coal mines based on large undeveloped resources held by the company is planned. A decision whether to proceed with the commercial development of the Rolleston mine will be taken in the second half of this financial year.
- To maintain the Company's high level of copper production based on extended reserves - the first phase of a major copper study at Mount Isa has been completed with the achievement of 12 years

of reserves ahead of mining. The second phase of this important study – future production opportunities - is continuing.

- To convert high revenues for the lead-zinc business into profits by reducing the realisation costs for its mines and exiting the European zinc smelters. The on-site production of zinc metal at the McArthur River mine is under feasibility study; a pilot plant testing MIM's Albion process has already produced zinc from McArthur River concentrate.

Further information on the 2001/02 result is included in an Open Briefing released today and accessible on the MIM website at www.mim.com.au.

VP Gauci
Managing Director
19 August 2002

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380

Financial Results

($M)	Consolidated		MIM's Share	
	2002	2001	**2002**	2001
Sales Revenue	**4,011.3**	3,797.0	**3,509.6**	3,375.5
Other Revenue	**25.8**	32.8	**25.9**	21.2
	4,037.1	3,829.8	**3,535.5**	3,396.7
Cost of Sales	**(2,725.8)**	(2,526.9)	**(2,530.7)**	(2,405.2)
Other Expenses	**(985.7)**	(974.2)	**(812.1)**	(785.7)
	(3,711.5)	(3,501.1)	**(3,342.8)**	(3,190.9)
OPERATING PROFIT before interest tax and exchange	**325.6** [2]	328.7 [3]	**192.7** [2]	205.8 [3]
Interest Received	**6.3**	9.1	**4.6**	6.5
Interest Paid	**(177.2)**	(196.1)	**(133.6)**	(126.4)
Net Interest	**(170.9)**	(187.0)	**(129.0)**	(119.9)
OPERATING PROFIT before tax and exchange	**154.7**	141.7	**63.7**	85.9
Tax (expense)/benefit	**(91.1)**	(7.3) [4]	**(58.6)**	10.1 [4]
Exchange gains/(losses)	**(40.1)**	(5.2)	**(26.0)**	11.0
Tax (expense)/benefit on exchange	**215.8**	2.5	**109.8**	(2.4)
Net Exchange gains/(losses)	**175.7** [1]	(2.7)	**83.8** [1]	8.6
Net profit from operations before outside equity interests	**239.3**	131.7	**88.9**	104.6
Outside equity interests share in net profit after tax	**(150.4)**	(27.1)	**0.0**	0.0
Net profit attributable to shareholders of M.I.M. Holdings Limited	**88.9**	104.6	**88.9**	104.6
Return on Shareholders' Equity			**3.6%**	4.6%
Earnings per share (cents)			**4.9**	6.0
Gearing - debt / (debt + tangible net worth)			**33.5%**	44.3%
Interest cover (EBITDA / net interest)			**5.6**	5.2

Significant items included in the net profit result for 2001/02 were:

1 Net benefit from devaluation of the Argentine peso of $164.7m Consolidated, $82.3m MIM's Share relating to taxation impacts and translation of peso denominated monetary items

2 Writedown of European zinc smelters of $115.8m Consolidated, $115.8 MIM's Share

Significant items included in the net profit result for 2000/01 were:

3 Asset writedowns $89.7m Consolidated, $89.7m MIM's Share

4 Research & Development tax benefit $89.8m Consolidated, $89.5m MIM's Share

Sales Volumes External to the Group

	Payable Metal	6 Months to 30 June 2002	6 Months to 30 June 2001	12 Months to 30 June 2002	12 Months to 30 June 2001
	SOURCE				
COPPER	Mount Isa Mined Copper	**91,678**	98,000	**192,522**	173,396
(Tonnes)	EHM Conc purchased by Mount Isa	**51,782**	45,970	**100,457**	99,333
	Purchased Copper Cathode	**3,849**	4,123	**4,000**	12,701
	Alumbrera (50%)	**49,927**	47,445	**96,414**	80,058
		197,236	195,538	**393,393**	365,488
LEAD	Mount Isa Lead Bullion	**77,578**	65,450	**147,375**	104,540
(Tonnes)	Mount Isa Other	**(27)**	3,471	**(102)**	3,464
	Northfleet (BRM)	**55,592**	53,290	**102,852**	92,161
	Purchased Refined Lead (BRM)	**-**	8,790	**-**	52,885
	Wakefield (BRL)	**5,816**	7,767	**12,821**	17,610
	McArthur River (75%)	**5,898**	4,464	**11,353**	11,498
		144,857	143,232	**274,299**	282,158
SILVER	Mount Isa Lead Bullion [1]	**5,807,470**	5,036,703	**10,957,427**	9,353,841
(oz)	BRM Dore	**1,453,565**	1,221,051	**3,672,221**	2,715,255
	Purchased Silver (Treasury)	**-**	295,000	**-**	495,000
	McArthur River (75%)	**94,489**	73,560	**184,204**	201,369
	Alumbrera (50%)	**269,592**	203,302	**496,241**	368,066
	Other	**566,753**	703,069	**1,233,710**	1,058,266
		8,191,869	7,532,685	**16,543,803**	14,191,797
ZINC	Mount Isa Mined Zinc	**84,701**	84,592	**160,947**	145,949
(Tonnes)	Duisburg	**47,207**	44,695	**89,354**	84,967
	Avonmouth (BZL)	**46,695**	43,346	**94,825**	77,384
	Purchased Zinc	**4,534**	1,241	**5,795**	17,941
	McArthur River (75%)	**27,733**	22,219	**55,415**	55,288
		210,870	196,093	**406,336**	381,529
GOLD	Nolan's Joint Venture (50.1%)	**-**	21,685	**-**	51,884
(oz)	Sarsfield Development Project	**25,595**	5,729	**51,366**	5,729
	Gold In Purchased Conc	**68,791**	51,381	**145,660**	93,087
	Alumbrera (50%)	**196,924**	155,410	**369,968**	278,608
		291,310	234,205	**566,994**	429,308
COAL	Oaky Creek (75%)	**3,277,302**	3,329,025	**6,662,604**	5,953,481
(Tonnes)	NCA (75%)	**4,905,274**	4,094,247	**9,469,293**	8,392,167
		8,182,576	7,423,272	**16,131,897**	14,345,648

1 Includes volumes designated against forward silver sale

2 Ownership interest increased to 75% effective 1 July 2001. Prior period comparatives are shown at 70% share.

Previous corresponding period data may include minor post reporting period adjustments

Average Prices Received

(Including hedging and final metal premiums)	Unit	12 Months to 30 June 2002	12 Months to 30 June 2001	% Var
Copper	$US/lb	**0.70**	0.82	(15%)
Lead	$US/lb	**0.26**	0.24	8%
Silver	$US/oz	**4.63**	4.80	(4%)
Zinc	$US/lb	**0.39**	0.48	(19%)
Gold (including byproduct gold)	$US/oz	**312**	297	5%
Coal - Coking	$US/t	**43**	36	19%
Coal - Thermal	$US/t	**28**	25	12%
Average End of Month Exchange Rate	$A/$US	**0.5232**	0.5331	(2%)

Rules 4.1, 4.3

Appendix 4B

~~Half yearly~~/preliminary final report

Introduced 30/6/2002.

Name of entity

M.I.M. HOLDINGS LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
009 814 019		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'M

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	5.3%	to	4043.4
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	~~up~~/down	15.0%	to	88.9
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	15.0%	to	88.9

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* ~~Interim dividend *(Half yearly report only - item 15.6)*~~	2.0¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; ~~half yearly report - item 15.7~~)*	2.0¢	0.065¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 20 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'M	Previous corresponding period - $A'M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	4043.4	3838.9
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	3746.4	3490.6
1.3	Borrowing costs	182.4	211.8
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	**114.6**	**136.5**
1.6	Income tax on ordinary activities *(see note 4)* (Refer to Attachment 4)	(124.7)	4.8
1.7	**Profit (loss) from ordinary activities after tax**	**239.3**	**131.7**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)		
1.9	**Net profit (loss)**	**239.3**	**131.7**
1.10	Net profit (loss) attributable to outside +equity interests	150.4	27.1
1.11	**Net profit (loss) for the period attributable to members**	**88.9**	**104.6**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity	(15.0)	13.7
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(15.0)	13.7
1.17	**Total changes in equity not resulting from transactions with owners as owners**	73.9	118.3

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	4.86¢	6.04¢
1.19	Diluted EPS	4.86¢	6.04¢

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'M	Previous corresponding period - $A'M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	239.3	131.7
1.21	Less (plus) outside +equity interests	150.4	27.1
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**88.9**	**104.6**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'M	Previous corresponding period - $A'M
1.23	Revenue from sales or services	4011.3	3797.0
1.24	Interest revenue	6.3	9.1
1.25	Other relevant revenue	25.8	32.8
	Revenues from Ordinary Activities	4043.4	3838.9
1.26	Details of relevant expenses		
	Cost of sales (refer note 1)	(2725.8)	(2526.9)
	Other operating expenses (refer note 1)	(814.9)	(770.7)
	General and administrative expenses	(54.0)	(63.6)
	Exploration expenses	(29.2)	(35.5)
	Other expenses (refer note 2)	(122.5)	(93.9)
	Expenses from Ordinary Activities	(3746.4)	(3490.6)
	Borrowing costs expense	(182.4)	(211.8)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(543.8)	(526.4)

Note 1 – Refer to Attachment 1 for disclosure of the financial impacts of the Argentine currency devaluation.

Note 2 - Other expenses include the write down of non current assets. Recognising the current loss position of the European zinc smelters, the uncertain near term outlook for zinc prices and strong European currencies, the company has written down the value of fixed assets at Britannia Zinc Limited (Avonmouth, UK) and MIM Huttenwerke Duisburg GmbH (Duisburg, Germany) to zero. The write down was $42.4 million at Avonmouth and $73.4 million at Duisburg, resulting in a loss of $115.8 million. For the corresponding period, other expenses included a write down of non-current assets in respect of Britannia Zinc Limited fixed assets and goodwill and Britannia Recycling Limited goodwill, resulting in a loss of $89.7 million.

Capitalised outlays			
1.28	Interest costs capitalised in asset values		14.7
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - $A'M	Previous corresponding period - $A'M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	291.7	243.6
1.31	Net profit (loss) attributable to members (*item 1.11*)	88.9	104.6
1.32	Net transfers from (to) reserves *(details if material)*		
1.33	Net effect of changes in accounting policies		
1.34	Dividends and other equity distributions paid or payable	(65.0)	(56.5)
1.35	**Retained profits (accumulated losses) at end of financial period**	**315.6**	**291.7**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'M (a)	Related tax $A'M (b)	Related outside +equity interests $A'M (c)	Amount (after tax) attributable to members $A'M (d)
2.1	Amortisation of goodwill	0.5			0.5
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	0.5			0.5
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'M	Previous year - $A'M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	21.0	31.2
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	67.9	73.4

Condensed consolidated statement of financial position

		At end of current period $A'M	As shown in last annual report $A'M	As in last half yearly report $A'M
	Current assets			
4.1	Cash	209.0	186.3	136.0
4.2	Receivables (refer item 19.5)	403.9	429.8	417.3
4.3	Investments			
4.4	Inventories	442.2	489.2	469.8
4.5	Tax assets			
4.6	Other (provide details if material)			
	Deferred expenses	73.2	61.5	74.6
	Deferred hedging losses (refer item 19.5)	49.6	1336.8	37.4
	Other	15.2	17.7	34.8
4.7	**Total current assets**	**1193.1**	**2521.3**	**1169.9**
	Non-current assets			
4.8	Receivables (refer item 19.5)	57.8	110.8	154.3
4.9	Investments (equity accounted)			
4.10	Other investments	1.5	1.5	1.5
4.11	Inventories	272.7	260.4	286.4
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	33.2	11.0	23.2
4.13	Development properties (+mining entities)		9.3	12.7
4.14	Other property, plant and equipment (net)	4432.1	5009.8	4849.9
4.15	Intangibles (net)		0.5	0.5
4.16	Tax assets	122.7		
4.17	Other (provide details if material)			
	Deferred expenses	42.1	33.6	36.4
	Deferred hedging losses (refer item 19.5)	148.9	364.1	62.6
	Other	13.6	13.2	6.0
4.18	**Total non-current assets**	**5124.6**	**5814.2**	**5433.5**
4.19	**Total assets**	**6317.7**	**8335.5**	**6603.4**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

		At end of current period $A'M	As shown in last annual report $A'M	As in last half yearly report $A'M
	Current liabilities			
4.20	Payables (refer item 19.5)	535.6	1755.8	496.8
4.21	Interest bearing liabilities	469.0	404.2	424.7
4.22	Tax liabilities	0.6	0.3	0.1
4.23	Provisions exc. tax liabilities	86.2	80.2	64.7
4.24	Other (provide details if material)			
	Unearned revenue	50.8	52.4	58.6
	Deferred hedging gains (refer item 19.5)	2.3	41.0	2.7
4.25	**Total current liabilities**	**1144.5**	**2333.9**	**1047.6**
	Non-current liabilities			
4.26	Payables (refer item 19.5)	1.2	241.8	2.2
4.27	Interest bearing liabilities	1436.0	2269.3	2117.3
4.28	Tax liabilities	257.6	268.7	293.2
4.29	Provisions exc. tax liabilities	142.5	124.4	126.7
4.30	Other (provide details if material)			
	Unearned revenue	84.8	136.0	110.9
	Deferred hedging gains (refer item 19.5)	0.8	50.9	
4.31	**Total non-current liabilities**	**1922.9**	**3091.1**	**2650.3**
4.32	**Total liabilities**	**3067.4**	**5425.0**	**3697.9**
4.33	**Net assets**	**3250.3**	**2910.5**	**2905.5**

	Equity			
4.34	Capital/contributed equity	2548.9	2219.1	2219.1
4.35	Reserves	(181.9)	(166.9)	(166.3)
4.36	Retained profits (accumulated losses)	315.6	291.7	291.0
4.37	**Equity attributable to members of the parent entity**	**2682.6**	**2343.9**	**2343.8**
4.38	Outside +equity interests in controlled entities	567.7	566.6	561.7
4.39	**Total equity**	**3250.3**	**2910.5**	**2905.5**

4.40	Preference capital included as part of 4.37			

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'M	Previous corresponding period - $A'M
5.1	Opening balance	11.0	15.6
5.2	Expenditure incurred during current period	51.4	27.6
5.3	Expenditure written off during current period	(29.2)	(35.5)
5.4	Acquisitions, disposals, revaluation increments, etc.		3.3
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**33.2**	**11.0**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'M	Previous corresponding period - $A'M
6.1	Opening balance	9.3	160.9
6.2	Expenditure incurred during current period		3.9
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties	(9.3)	(155.5)
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		**9.3**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'M	Previous corresponding period - $A'M
	Cash flows related to operating activities		
7.1	Receipts from customers	3559.0	3739.0
7.2	Payments to suppliers and employees	(2744.3)	(3063.1)
7.3	Dividends received from associates		
7.4	Other dividends received	4.2	3.6
7.5	Interest and other items of similar nature received	6.2	9.9
7.6	Interest and other costs of finance paid	(176.2)	(182.3)
7.7	Income taxes paid	(1.1)	(4.2)
7.8	Other (provide details if material)	(18.3)	44.2
7.9	**Net operating cash flows**	**629.5**	**547.1**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(348.6)	(389.3)
7.11	Proceeds from sale of property, plant and equipment	4.0	5.3
7.12	Payment for purchases of equity investments		(13.3)
7.13	Proceeds from sale of equity investments		12.3
7.14	Loans to other entities		0.1
7.15	Loans repaid by other entities		
7.16	Other (provide details if material) Capitalised interest		(14.7)
7.17	**Net investing cash flows**	**(344.6)**	**(399.6)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	330.2	0.1
7.19	Proceeds from borrowings	1432.3	2365.4
7.20	Repayment of borrowings	(1949.1)	(2472.3)
7.21	Dividends paid	(59.7)	(35.5)
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**	**(246.3)**	**(142.3)**
7.24	**Net increase (decrease) in cash held**	**38.6**	**5.2**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	186.3	155.3
7.26	Exchange rate adjustments to item 7.25.	(15.9)	25.8
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**209.0**	**186.3**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'M	Previous corresponding period - $A'M
8.1	Cash on hand and at bank	135.8	127.6
8.2	Deposits at call	73.2	58.7
8.3	Bank overdraft		
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*	**209.0**	**186.3**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	2.8%	3.6%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	3.3%	4.5%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Basic and Diluted EPS
EPS denominator Weighted average number of ordinary shares used as the denominator to calculate EPS (Note – there are no potential ordinary shares)	 1 830 343 144
EPS numerator	$A'M
Net profit	239.3
Less net profit attributable to outside equity interests	(150.4)
Numerator used to calculate EPS	88.9

NTA backing

(see note 7)

	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	NA	NA

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	7 October 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	20 September 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	2.00¢	Nil ¢	Nil¢
15.5	Previous year	2.00¢	0.065¢	Nil¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	1.25¢	Nil ¢	Nil¢
15.7	Previous year	1.25¢	0.21¢	Nil¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	3.25¢	3.25¢
15.9	Preference +securities	¢	¢

~~Half yearly report - interim dividend (distribution) on all securities *or*~~
Preliminary final report - final dividend (distribution) on all securities

		Current period $A'M	Previous corresponding period - $A'M
15.10	+Ordinary securities *(each class separately)*	40.0	34.8
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**	**40.0**	**34.8**

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'M	Previous corresponding period - $A'M
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'M	Previous corresponding period - $A'M
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	1 997 738 938	1 997 738 938		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	260 000 000 (1 551)	260 000 000 (1 551)		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

18.13 **Unsecured notes** *(description)*		
18.14 Changes during current period		
(a) Increases through issues		
(b) Decreases through securities matured, converted		

Segment reporting

(Refer to Attachment 3)

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

~~19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* **[Delete if preliminary final report.]**~~

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

> Please refer to Statement of Results.
>
> Refer to Attachment 1 for disclosure of the financial impacts of the Argentine currency devaluation.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

> NIL

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The company has changed its accounting policy in respect of recognising unrealised gains and losses on hedge transactions for anticipated purchases and sales and interest rate swaps in the Statement of Financial Position. Gains and losses on such hedge transactions are not recognised in the financial statements until the underlying purchase or sale occurs or the gain or loss is realised. Previously, unrealised gains and losses on hedge transactions relating to future anticipated purchases and sales and interest rate swaps were recognised in the Statement of Financial Position as both an asset and liability. The directors believe the revised accounting improves the understanding and comparability of the financial position of the consolidated entity, bringing its reporting into line with the practice of others in this regard.

This change in policy has no impact on the consolidated entity's results for the period or the overall financial position. Had the change in accounting policy not been made, total assets and total liabilities of the consolidated entity would have been higher by $786 million.

Comparative information has not been restated to reflect this change in accounting policy. Had the change in accounting policy been applied to comparative information, total assets and total liabilities of the consolidated entity would have been lower by $1,613 million at 30 June 2001.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

During the year the estimated useful lives of certain mining property, plant and equipment assets were reassessed having regard to their physical lives, and the estimated recoverable ore reserves. The net effect of these changes in the current financial year was a $20.9m reduction in depreciation expense of the consolidated entity.

+ See chapter 19 for defined terms.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The group has received an actuarial determination of a shortfall in employer sponsored defined benefit pension funds for Britannia Zinc and Britannia Refined Metals employees as a result of the significant decline in the global equities markets since 30 June 2001. This is likely to require some corrective action by these companies, however the amounts of any increases in employer contributions going forward are not yet able to be quantified. The financial position of these funds will remain subject to future changes in equities markets.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Sheraton Hotel Brisbane
Date	31 October 2002
Time	10am
Approximate date the +annual report will be available	24 September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* (delete one)~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
☑	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available~~* (delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)~~

6 The entity has/~~does not have* (delete one)~~ a formally constituted audit committee.

Sign here: ...Marian Gibney...Date: ..19 August 2002................
(Company Secretary)

Print name: M F Gibney

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms.

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

M.I.M. HOLDINGS LIMITED

Attachments to the ASX Appendix 4B

30 June 2002

Appendix 4B – Attachment 1

Financial Impact of Argentine Currency Devaluation

In response to the political and economic instability in Argentina the government announced on 6 January 2002 the abandonment of the one to one peg of the Argentine peso to the US dollar.

Since inception Alumbrera has adopted the US dollar as its functional currency for financial statement purposes. However, due to local tax requirements Alumbrera is required to prepare its tax return and pay its tax liabilities in the local currency.

The removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to 3.86 at 30 June 2002 has created the following financial impacts in the Alumbrera financial statements:

1. *Reduction in peso denominated operating costs*
There has been an estimated reduction in consolidated operating expenses in the six months to June 2002 in the order of $40m ($20m attributable to MIM shareholders and $20m to outside equity interests).

2. *Revaluation of peso denominated monetary assets and liabilities*
The revaluation of peso denominated monetary assets and liabilities has resulted in a net loss of $4.6m ($2.3m attributable to MIM shareholders and $2.3m to outside equity interests). The net loss comprises an exchange loss on translation of net monetary assets of $43.8m ($21.9m attributable to MIM shareholders and $21.9m to outside equity interests) included in consolidated net exchange losses and an income tax benefit on translation of income tax payable of $39.2m ($19.6m attributable to MIM shareholders and $19.6m to outside equity interests) included in the consolidated income tax benefit.

3. *Taxation impacts*
A net tax benefit of $169.3m ($84.6m attributable to MIM shareholders and $84.6m to outside equity interests) has been included in the consolidated income tax benefit, comprising the following components:-

(a) The peso equivalent of the Alumbrera US dollar project debt, shareholder debt and other balances is significantly increased due to the devaluation. This apparent currency loss in peso terms will be substantially tax deductible in the current financial year. A tax benefit of $210.8m ($105.4m attributable to MIM shareholders and $105.4m attributable to outside equity interests) has been included in the consolidated income tax benefit.

(b) The peso value of tax depreciation is determined by the exchange rate at the time the fixed asset was acquired. Almost the entire fixed assets of Alumbrera were acquired at the one to one peg. The devaluation has therefore significantly reduced the US dollar value of future tax depreciation. Under current accounting standards, this loss will be recognised progressively over the remaining mine life. An income tax expense of $41.6m ($20.8m attributable to MIM shareholders and $20.8m attributable to outside equity interests) has been included in the consolidated income tax benefit. Based on the exchange rate at 30 June 2002, a similar impact would be anticipated for 2003 financial year.

With the advent of revised accounting standard AASB 1020 Income Taxes, which takes effect from 1 July 2003, the devaluation of remaining future peso tax depreciation will be required to be restated at the prevailing peso to US dollar exchange rate at 1 July 2003. Under the transitional provisions of the revised standard, this initial adjustment will be recorded directly against opening retained earnings, with an equivalent charge recorded against outside equity interests in the consolidated balance sheet. Based on the exchange rate at 30 June 2002, an adjustment of $130.0m against both opening retained earnings and outside equity interests would be anticipated.

The net economic impact of these two changes is that Alumbrera will pay more tax over the life of the mine, however, this will ultimately depend on movements in exchange rates over that period and Alumbrera's future earnings.

This disclosure has been prepared on the basis of exchange rates and Argentine tax legislation at 30 June 2002. The final quantum of all tax and related accounting impacts flowing from the devaluation depends on the exchange rates of the Argentine peso, US$ and A$ at balance dates, any future changes in law and Alumbrera's future earnings.

These changes do not fundamentally alter the carrying value of the Minera Alumbrera mining property, plant and equipment assets. There are positives and negatives associated with the devaluation; importantly Minera Alumbrera benefits from reduced operating costs in $US terms as a result of the devaluation. Minera Alumbrera's fiscal stability regime under agreement with national and provincial governments applies for the life of the mine.

Argentina continues to experience severe economic difficulties. The operations of Minera Alumbrera may be affected in the foreseeable future by these conditions however the effects, if any, cannot be determined at the present time.

Appendix 4B – Attachment 2

Accounting For Option To Acquire Additional Ernest Henry Shareholding

On 27 June 2002, MIM announced its decision to exercise the option it held over the interest in the Ernest Henry copper-gold mine owned by an investment company led by Westpac Banking Corporation. This option was subsequently exercised on 9 August 2002. Consequently, with effect from 27 June, MIM ceased to recognise an outside equity interest in Ernest Henry (with the exception of 24 shares) and brought to account an amount payable in respect of the option exercise price of $49m in the financial statements.

Appendix 4B – Attachment 3

Segment Reporting

Business segments
The consolidated entity is organised on a global basis into the following business units by product:

Copper
MIM's copper operations comprise mining and smelting of copper at Mount Isa, refining at Townsville, copper and gold mining at Ernest Henry for smelting and refining at Mount Isa and Townsville, and copper and gold mining at Alumbrera (MIM 50%) in Argentina.

Coal
MIM's coal operations comprise mining of coking coal at Oaky Creek, steaming coal at Newlands and steaming and coking coal at Collinsville (all MIM 75%), coal shipping from Abbot Point and Dalrymple Bay coal ports and coke production at Bowen Coke.

Lead-Zinc-Silver
MIM's lead-zinc-silver operations comprise lead, zinc and silver mining and lead-silver smelting at Mount Isa, refining of lead and silver at Northfleet in the UK, lead, zinc and silver mining at McArthur River (MIM 75%) in the Northern Territory, lead and zinc smelting and zinc refining at Avonmouth in the UK and Duisburg in Germany and lead recycling at Wakefield in the UK.

Gold
MIM's gold operations comprise gold mining at Ravenswood.

Geographical segments

Australia
The home country of the parent entity as well as the majority of operating assets, which includes interests in eight mines.

Europe
Comprises the lead-silver refining operation at Northfleet in the United Kingdom, the lead and zinc smelting and zinc refining operations at Avonmouth in the United Kingdom and Duisburg in Germany, and lead recycling at Wakefield in the United Kingdom.

South America
The South American operations are focused on the copper-gold mine at Alumbrera in Argentina.

Asia
The locations of the majority of the mines that are owned by the group make Asia a cost competitive market for sale of our product.

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
30 JUNE 2002

Appendix 4B – Attachment 3 continued

Segment Reporting

2002 - Primary reporting - Business segments ($A'M)

	Copper	Coal	Lead-Zinc	Gold	Unallocated	Eliminations	Consolidated
External sales	1 966.3	1 098.0	1 033.9	29.3	(116.2)		4 011.3
Intersegment sales		2.0	71.4			(73.4)	
Other revenue	3.8	2.5	14.6	0.1	11.1		32.1
Total revenue	1 970.1	1 102.5	1 119.9	29.4	(105.1)	(73.4)	4 043.4
Segment result							
Profit from ordinary activities before tax	407.2	420.5	(164.9)	(6.2)	(529.5)	(12.5)	114.6
Income tax expense							(124.7)
Profit from ordinary activities after tax							239.3
Segment assets	4 251.2	771.2	908.8	76.8	397.9	(88.2)	6 317.7
Segment liabilities	354.7	124.6	178.2	18.2	2440.2	(48.5)	3 067.4
Acquisitions of property, plant and equipment, intangibles and other non-current assets	113.7	50.2	110.3	36.8	37.6		348.6
Depreciation and amortisation expense	390.8	48.7	67.6	1.4	35.8		544.3
Other non-cash expenses	51.8	33.3	149.3	2.4	39.5		276.3

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
30 JUNE 2002

Appendix 4B – Attachment 3 continued

Segment Reporting

2001 - Primary reporting - Business segments ($A'M)

	Copper	Coal	Lead-Zinc	Gold	Unallocated	Eliminations	Consolidated
External sales	1 875.7	805.0	1 114.6	31.4	(29.7)		3 797.0
Intersegment sales		9.2	57.0			(66.2)	
Other revenue	3.7	7.1	23.1		8.0		41.9
Total revenue	1 879.4	821.3	1 194.7	31.4	(21.7)	(66.2)	3 838.9
Segment result							
Profit from ordinary activities before tax	406.8	249.4	23.5	7.7	(532.5)	(18.4)	136.5
Income tax expense							4.8
Profit from ordinary activities after tax							131.7
Segment assets	4 855.9	730.3	1 017.0	27.6	1 803.9	(99.2)	8 335.5
Segment liabilities	505.1	98.4	188.7	15.9	4 727.7	(110.8)	5 425.0
Acquisitions of property, plant and equipment, intangibles and other non-current assets	151.2	53.3	142.3	4.5	52.7		404.0
Depreciation and amortisation expense	367.5	53.8	71.5	1.3	35.8		529.9
Other non-cash expenses	45.2	125.1	114.7	1.4	38.3		324.7

Appendix 4B – Attachment 3 continued

Segment Reporting

Secondary reporting – Geographical segments ($A'M)

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current assets	
	2002 ($M)	2001 ($M)	2002 ($M)	2001 ($M)	2002 ($M)	2001 ($M)
Australia	**324.5**	444.5	**3 519.3**	4 987.3	**236.8**	333.8
Europe	**1 643.6**	1 391.6	**317.3**	454.4	**54.0**	36.7
South America	**68.7**	45.7	**2 468.3**	2 877.2	**57.8**	33.4
Asia	**1 930.1**	1 647.5	**12.5**	16.1		
Other	**44.4**	267.8	**0.3**	0.5		
Total	**4 011.3**	3 797.0	**6 317.7**	8 335.5	**348.6**	404.0

Inter segment transactions
Segment revenues, expenses and results include transactions between segments. Inter segment transactions are priced on an 'arm's length' basis and are eliminated on consolidation.

Segment Assets and Liabilities
The reduction in Unallocated (business segment) and Australian (geographical segment) assets and liabilities at 30 June 2002 reflects a change in accounting policy as outlined at item 19.5 in Appendix 4B. Comparative information has not been restated.

M.I.M. HOLDINGS LIMITED AND CONTROLLED ENTITIES
30 JUNE 2002

Appendix 4B – Attachment 4

Income Tax Expense	**Consolidated 2002 ($M)**	**Consolidated 2001 ($M)**
The income tax expense on profit from ordinary activities for the year consists of the following:		
Income tax – current	**65.1**	(18.1)
Income tax – deferred	**(10.9)**	(39.1)
Future income tax benefit	**(178.9)**	62.0
Income tax expense	**(124.7)**	4.8
Prima facie income tax expense at 30% (2001: 34%)	**34.4**	46.4
Difference between the prima facie income tax expense and the actual income tax expense	**(159.1)**	(41.6)
This difference is attributable to the tax effect of the following permanent differences which (reduce)/increase tax expense:		
Adjustment to provision for deferred income tax to reflect the decrease in company tax rate to 30% (2001)		5.5
Research and development tax concession claims	**(14.7)**	(101.8)
Development Allowance deduction	**(12.4)**	
Attribution income	**0.4**	0.6
Rebateable/(exempt) dividends	**(0.7)**	(1.3)
Depreciation and similar capital items not claimable	**48.8**	8.7
Entertainment expenditure	**0.1**	0.1
Mineral reserves amortisation	**6.6**	7.7
Overseas exploration expenditure	**3.6**	4.9
Goodwill amortisation	**0.9**	1.1
Non-taxable exchange gains/losses	**13.1**	(0.1)
Non-current asset write downs	**34.7**	30.6
Foreign tax differentials	**0.4**	0.1
(Over)/under provisions prior year	**(3.0)**	(4.5)
Withholding tax payments	**0.2**	0.9
Non deductible lease payment	**1.9**	
Revaluation of Argentine income tax payable	**(39.2)**	
Argentine tax benefit of exchange losses	**(210.9)**	
Other	**11.1**	5.9
	(159.1)	(41.6)

File No. 82-173

19 August 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:

Information Required

M.I.M. Holdings Limited's Annual Results Presentation Slides.

By Whom Required

Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

Marian Gibney
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

2001/02

ANNUAL RESULTS



MIM

Overview

- Consistent, strong operating performance
- Increased production and lower unit costs
- Product diversity - coal, copper, lead-zinc

Providing

- Improved operating result in extremely low copper and zinc price environment

MIM

Key financial points

- Operating profit after tax before significant items up 17% (MIM's share)
- Strong coal and copper results
- Net profit down due to write down associated with European smelters
- Improved gearing
- Improved hedging position
- 2001/02 dividend of 3.25 cents per share

MIM

Financial Result

MIM's Share (A$M)



2001
2002
104.6
88.9 *
295.5
308.5
416.7
447.2
Net Profit
EBIT
Cashflow from operating activities

* Includes net loss from significant items of $33.5 million

Year ending 30 June

Volume, price and cost effect (YonY)



MIM's Share (A$M)
295.5*
90.4
31.4
(73.7)
(174.2)
114.9
33.0
(4.8)
(4.0)
308.5*
EBIT 2001
Sales Volume
Exchange
FX Hedging
US$ Prices
Purchased Product
T/C's, Transport & Royalty
Depn
Other costs
EBIT 2002

* excludes writedowns

ear ending 30 June

EBIT contribution



MIM's Share (A$M)
302.2
421.1
25.6
(73.1)
(272.1)
(95.2)
308.5
Copper
Coal
Core lead-zinc
Non-core lead-zinc
A$ Hedging
Other
EBIT 2002

Year ending 30 June

Alumbrera - unit cost performance


Other costs (US¢/lb)
Normal C1 cash costs (US¢/lb)
68.3
32.0
36.3
(9.7)
(9.2)
(5.0)
42.7
30.3
12.4
2001
Higher copper output and efficiency gains
Increased gold grades and recoveries
Peso Devaluation
2002

Year ending 30 June

MIM

Total Debt



MIM's Share (A$M)
Corporate Debt
Project Debt
US$ Total Debt
626
548
504
447
327
1170
1070
1061
1419
1024
1998
0.6158
1999
0.6619
2000
0.6008
2001
0.5076
2002
0.5664
$A/$US Rate

As at 30 June

Gearing for debt covenants

Debt / (Debt + Tangible Net Worth)

MIM's Share (%)


45.3
43.2
41.1
44.3
33.5
1998
1999
2000
2001
2002

0.6158 0.6619 0.6008 0.5076 0.5664

$A/$US Rate

As at 30 June

MIM

Accounting impact of Peso devaluation

	2002	2003*	2004*	Total
Revaluation of Peso denominated monetary items	(2.3)			(2.3)
Tax deduction for currency losses on loans	105.4			105.4
Reduced tax deductions on depreciation	(20.8)	(20.0)	(130.0)	(170.8)
Total financial impact	82.3	(20.0)	(130.0)	(67.7)

* Estimated impact

Year ending 30 June

Writedown of European zinc smelters

MIM's Share (A$M)

• Avonmouth (UK)	(42.4)
• Duisburg (Germany)	(73.4)
Total writedown	(115.8)

Note - Both smelters' fixed assets written down to zero

Australian US$ Revenue Hedging

- Designated Profile



US$M Hedged
623
742
686
614
503
404
2001
2002
2003
2004
2005
2006
0.63
0.62
0.64
0.65
0.67
0.69
Average Rate (US$)

Year ending 30 June

Delivering against strategic objectives

- Increasing coal production
- Extending high level copper production
- Increasing copper and coal reserves
- Initiating improved returns from zinc

MIM